SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN June 14, 2003 AND June 18, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Result of Annual General Meeting 2003

1.2	Press Release dated June 16, 2003 chinadotcom Mobile SMS Unit Increases Direct Connectivity with Local Mobile Network Operators in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Result of Annual General Meeting 2003

1.2	Press Release dated June 16, 2003 chinadotcom Mobile SMS Unit Increases Direct Connectivity with Local Mobile Network Operators in China

Exhibit 1.1

The 2003 Annual General Meeting of Shareholders (the “AGM”) of chinadotcom corporation (the “Company”) was held at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Tuesday, June 17, 2003, at 11:00 a.m. The AGM was attended by shareholders and proxies, representing 47,045,618 Class A Common Shares which constituted 48.25% of the 97,500,856 Class A Common Shares outstanding and eligible to vote. This was in compliance with the requirements of the Amended and Restated Articles of Association of the Company. The meeting was further attended by representatives from Ernst & Young, the Company’s independent accountants and The Bank of New York, the Company’s transfer agent and inspector of elections for the AGM. The meeting was presided by Dr. Raymond Ch’ien, Executive Chairman of the Company.

The following matters were considered and passed at the AGM by way of ordinary resolutions:

1.	To elect one Class I Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2006.

Result: The election of Mr. J. Carter Beese, Jr. as a Class I Director of the Company was not passed.

2.	To elect one Class II Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2004.

Result: The election of Mr. Thomas M. Britt Jr. as a Class II Director of the Company was passed.

3.	To elect one Class III Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2005.

Result: The election of Mr. Harry Edelson as a Class III Director of the Company was not passed.

4.	To receive and consider the Company’s audited financial statements and the reports of the Directors and the Company’s independent accountants for the year ended December 31, 2002.

Result: The audited financial statements and reports of the Directors and the independent accountants for the year ended December 31, 2002 was approved.

5.	To ratify the selection of Ernst & Young as the Company’s independent accountants for the year ending December 31, 2003 and authorize the Board of Directors to fix their remuneration.

Result: The selection of Ernst & Young as the Company’s independent accountants for the year ended December 31, 2003 and to authorize the Board of Directors to fix their remuneration was ratified.

Exhibit 1.2

chinadotcom Mobile SMS Unit Increases Direct Connectivity with Local

Mobile Network Operators in China

Four provinces added: Hebei, Yunnan, Gansu and Xinjiang, totaling 26 provinces with direct connectivity

HONG KONG June 16, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that its mobile short message service (SMS) unit, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading SMS and mobile software and application developer in China, has concluded additional direct connectivity in four more provinces with local mobile network operators.

Further to the service agreements signed with mobile network operators in 22 provinces in China, Newpalm recently has concluded additional service agreements with China Mobile Communications Corporation in the provinces of Hebei, Yunnan, Gansu, and Xinjiang, making a total of 26 provinces with direct connectivity. Direct connectivity with provincial network mobile operators facilitates Newpalm’s marketing and promotion activities at the provincial level, resulting in a better quality of service, a higher sign-up rate for subscribers and new services, and a higher level of completion of SMS messages sent.

“Newpalm has made progress in the early stages this quarter despite the SARS impact,” said Rudy Chan, Chief Executive Officer of hongkong.com Corporation and leader of chinadotcom’s Mobile and Portal initiative. “After the completion of the acquisition in April this year, we will consolidate the full second quarter of Newpalm into the chinadotcom group’s financial results for Q2 2003. In addition, further synergies between Newpalm and our portal network will continue to take place which will allow us to provide value-added SMS products and services to both our Internet and SMS users.”

John Xiao, Chief Executive Officer of Newpalm (China) Information Technology Co., Ltd., said, “The direct connectivity with provincial mobile network operators facilitates flexible local marketing promotions for new services. More importantly, it allows us to deliver a higher quality of service to mobile subscribers.”

In the last month, Newpalm has successfully launched a customized weather news service in which users can select the weather news presented by any selected China Central Television weather news presenter and have it delivered to the users at a specific time during the day. The newly launched service is a nationwide service and is charged at 20 cents RMB (US2.4 cents) per message on a subscription or demand basis.

In April, Newpalm and china.com jointly launched the free SARS (Severe Acute Respiratory Syndrome) news service to Internet and mobile users in China. Over 200,000 mobile subscribers are using the free services and more than one million messages were sent since the launch of the SARS SMS content service. Subscribers can retrieve through their mobile phones the latest SARS developments and statistics, as well as SARS preventative educational information.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in over 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

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For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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